Exhibit 2.2

AGREEMENT

This agreement is effective as of June 25, 2004 by and between Amtech Systems Inc., an Arizona corporation (“Amtech”), and Kokusai Semiconductor Equipment Corporation, a Delaware corporation (“KSEC” and, together with Amtech, the “Parties”), with respect to certain matters relating to that certain Asset Purchase Agreement entered into by the Parties on May 3, 2004 (the “Purchase Agreement”). Capitalized terms not otherwise defined in this agreement shall have the meanings assigned to them in the Purchase Agreement and all references to Sections are to those set forth in the Purchase Agreement.

RECITALS

A. Section 1.6 provides that the Closing will be held on June 25, 2004, or on such other date as may be mutually agreed upon in writing by the Parties.

B. Section 5.12 provides that the audited Annual Financial Statements will be delivered to Buyer three (3) business days prior to the Closing Date.

C. Section 12.3 provides that the Parties may amend or modify the Purchase Agreement in such a manner as may be agreed upon by a written instrument executed by the Parties.

D. The Parties desire to extend the Closing Date, pursuant to Sections 1.6 and 12.3, and amend Section 5.12 with respect to the delivery of Annual Financial Statements, pursuant to Section 12.3, subject to the terms and conditions of this agreement.

NOW THERFORE, in consideration of the foregoing recitals and the mutual promises made herein, the Parties agree as follows:

AGREEMENTS

1. The Closing of the Purchase Agreement shall take place on July 1, 2004, or on such other date as may be mutually agreed upon in writing by the Parties.

2. Seller shall deliver unaudited Annual Financial Statements to Buyer at least three (3) business days prior to the Closing Date pursuant to Section 5.12. Seller shall deliver audited Annual Financial Statements to Buyer prior to or at the Closing which shall conform in all material respects to the unaudited Annual Financial Statements required to be delivered hereunder. Delivery of the audited Annual Financial Statements in accordance herewith shall be a condition precedent to the obligations of the Buyer under the Purchase Agreement.

3. All other terms and conditions of the Purchase Agreement, including, without limitation, the terms of Sections 1.6 and 5.12 not in conflict with the terms hereof, shall remain in full force and effect. In the event of any conflict between the terms of this agreement and the Purchase Agreement, the terms of this agreement shall apply.

4. This agreement shall be governed by, and construed in accordance with, the laws of the State of California.

5. This agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns, except that Amtech and KSEC may not assign their respective obligations hereunder without the prior written consent of the other party; provided, however, that (a) Amtech may assign this agreement, and its rights and obligations hereunder, to a wholly-owned subsidiary thereof, and (b) KSEC may assign any or all of its rights and obligations hereunder to any of its wholly-owned subsidiaries or affiliates. Any assignment in contravention of this provision shall be void.

6. This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall be one and the same document.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have executed this agreement on the respective dates set forth below.

AMTECH SYSTEMS INC.

By:	/s/ ROBERT T. HASS
Name:	Robert T. Hass
Title:	Vice President - Finance

KOKUSAI SEMICONDUCTOR EQUIPMENT CORPORATION

By:	/s/ MASAKAZU OZAWA
Name:	Masakazu Ozawa
Title:	Chairman and CEO